EXHIBIT 99.1

Brookfield Infrastructure Reports 2018 Year-End Results

2019 distributions increased by 7% ─ Tenth consecutive year of increases

BROOKFIELD, NEWS, Feb. 06, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2018.

	For the three months ended Dec 31,		For the year ended Dec 31,
US$ millions (except per unit amounts), unaudited	2018	2017	2018	2017
Net income[1]	$71	$71	$410	$125
– per unit[2,3]	$0.06	$0.09	$0.59	$(0.04)
FFO[4]	$326	$313	$1,231	$1,170
– per unit[5]	$0.82	$0.80	$3.11	$3.11

Brookfield Infrastructure reported net income for the year of $410 million ($0.59 per unit) compared to $125 million (a loss of $0.04 per unit) in the prior year. Net income for the year reflects better operating performance  across the majority of our operations, contributions from recent acquisitions and a gain of $209 million (net of tax) realized on the sale of our investment in an electricity transmission business. These positive impacts were partially offset by higher depreciation, a one-time charge in our transport segment and the impact of foreign exchange which lowered U.S. dollar earnings in the current period.

Our business generated FFO of $1.23 billion during 2018, or $3.11 per unit, which represents a 5% increase over the prior year. While FFO benefited from solid organic growth of 8% compared to 2017, results were impacted by the loss of income associated with asset sales and the time required to redeploy the proceeds. In addition, a stronger U.S. dollar reduced results by approximately $100 million compared to the prior year.

“2018 was an extremely active and successful year. We executed on our asset rotation strategy, an integral component of our full cycle investment plan, and as a result, are able to fund our secured transactions, without need for equity issuance. The business also generated solid results and we deployed over $2.5 billion into organic growth projects and new investments,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Heading into 2019, the outlook for our business continues to be positive and we should experience meaningful growth in our results as we close three already committed transactions and realize on organic growth in our existing businesses.”

Segment Performance

The utilities segment contributed FFO of $576 million compared to $610 million for the prior year, which included approximately $60 million of additional income from the transmission business we sold in 2018. Underlying performance remains strong, reflecting the benefits of capital commissioned into our rate base and inflation-indexation, which increased FFO by 5%. These benefits were partially offset by the loss of income associated with the sale of our transmission operations in Chile and higher borrowing costs relating to a debt financing at our Brazilian regulated gas transmission business, both of which were completed in the first half of the year. Results for our utilities segment were also impacted by foreign exchange which reduced earnings for the year by over $60 million.

Our transport segment generated FFO of $518 million for the year, which was modestly lower than the prior year. Results on a constant-currency basis actually increased by 5%, as our operating groups benefited from inflationary tariff increases and GDP-linked volume growth, arising from solid economic fundamentals in the majority of the regions in which we operate. In particular, results reflect strong agricultural volumes at our rail operations and higher levels of moves at our port assets. These positive effects were partially offset by lower mineral volumes at our Australian rail operations, the impact from the handback of one of our state concessions in our Brazilian toll road business, and the impact of foreign exchange, which reduced our results in U.S. dollar terms by approximately $40 million.

Our energy segment generated FFO of $269 million in 2018, 29% ahead of the prior year. Results in this segment benefited from the initial contribution of two sizable investments made in a Canadian midstream business and a leading North American residential energy infrastructure company. We also benefited from a 16% increase in gas transport volumes at our U.S. gas transmission operations due to production growth and contributions from the first phase of its Gulf Coast expansion project commissioned in the fourth quarter.

Our data infrastructure segment contributed FFO of $77 million for the year, which was slightly ahead of the prior year. Results for the year were 5% higher in local currency due to the benefits of inflation-indexation and contribution from capital investments made in prior periods. The strong underlying performance was partially offset by the impact of lower average hedge rates, compared to prior year.

The following table presents FFO by segment:

	For the three months ended Dec 31,		For the year ended Dec 31,
US$ millions, unaudited	2018	2017	2018	2017
FFO by segment
Utilities	$138	$172	$576	$610
Transport	129	139	518	532
Energy	90	56	269	209
Data Infrastructure	20	19	77	76
Corporate	(51)	(73)	(209)	(257)
FFO	$326	$313	$1,231	$1,170

Update on Strategic Initiatives

We have closed or committed to close a number of initiatives which will contribute to our results and liquidity.

  U.S. Data Centers – On December 31, we closed on the previously announced U.S. data center acquisition from AT&T, investing $160 million in a high-quality portfolio of retail co-location data centers in several key markets.

  Asia Pacific Data Centers –  In January, we successfully acquired a 100% interest in an Asia Pacific data center business for $180 million (BIP’s share – $50 million). This business consists of two Australian data centers providing services to investment-grade hyperscale customers under attractive long-term contracts. We intend to utilize this operation to grow into the greater Asian market which lags behind the North American market in cloud computing developments.

  South American Data Centers – Working alongside a strategic partner, we have achieved all milestones to acquire Ascenty, the leading hyperscale data center operator in South America, and anticipate closing this transaction in February. We are also actively assessing prospective “tuck-in” acquisition opportunities in the region that are complementary to this business.

  Indian Natural Gas Pipeline – This transaction is progressing well, and we anticipate closing by the end of February. We have started to turn our attention to executing our 100-day plan and integrating these assets into our portfolio.

  Western Canadian Midstream – We are continuing to complete the regulatory process to close on the Federally regulated assets from the Westcoast long-haul gas transmission line. This process remains on-track and is scheduled to close in mid-2019.

  Chilean Toll Road Business – In January, we signed an agreement to sell up to 33% of our stake in our Chilean toll road business. We considered this to be an opportune time to monetize a portion of the investment, as the asset had reached the mature phase of its lifecycle. Concurrently, we are executing a dividend recapitalization, which will be completed upon closing of the sale, which is expected imminently. After-tax proceeds to Brookfield Infrastructure are estimated to be approximately $365 million. The result of our efforts generated an annualized return of approximately 17% on this portion of our investment.

Distribution Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.5025 per unit, payable on or about March 29, 2019 to unitholders of record as at the close of business on February 28, 2019. This distribution represents an 7% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the initial dividend for BIP Investment Corporation Senior Preferred Shares, Series 1.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Fourth Quarter 2018 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on February 6, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/m6/p/m8m2o78f or via teleconference at 1-866-688-9459 toll free in North America (Conference ID: 6482088). For overseas calls please dial +1-409-216-0834 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-537-3406 (Conference ID: 6482088).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield and Exchange LP Units, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12-month periods ended December 31, 2018 were 277.5 million and 276.9 million, respectively (2017 – 276.5 million and 264.6 million, respectively).

3. Results in a loss on a per unit basis for the 12 months ended December 31, 2017 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units and exchange LP units, for the three and 12-month periods ended December 31, 2018 were 399.1 million and 395.4 million, respectively (2017 – 393.9 million and 376.8 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of December 31,
US$ millions, unaudited	2018	2017

Assets
Cash and cash equivalents	$540	$374
Financial assets	224	196
Property, plant and equipment	12,814	9,937
Intangible assets	11,635	9,894
Investments in associates	4,591	5,572
Investment properties	190	192
Deferred income taxes and other	6,586	3,312
Total assets	$36,580	$29,477

Liabilities and partnership capital
Corporate borrowings	$1,993	$2,101
Non-recourse borrowings	13,113	8,063
Financial liabilities	1,280	1,313
Deferred income taxes and other	5,526	4,526

Partnership capital
General partner	22	25
Limited partners	4,513	4,967
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,823	2,012
Exchange LP units	71	—
Interest of others in operating subsidiaries	7,303	5,875
Preferred unitholders	936	595
Total partnership capital	14,668	13,474
Total liabilities and partnership capital	$36,580	$29,477

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended Dec 31,		For the year ended Dec 31,
US$ millions (except per unit information), unaudited	2018	2017	2018	2017

Revenues	$1,428	$984	$4,652	$3,535
Direct operating costs	(729)	(399)	(2,208)	(1,509)
General and administrative expenses	(54)	(66)	(223)	(239)
Depreciation and amortization expense	(232)	(130)	(801)	(671)
	413	389	1,420	1,116
Interest expense	(176)	(113)	(555)	(428)
Share of earnings (losses) from associates	23	35	(13)	118
Mark-to-market on hedging items	79	18	137	(66)
Gain on sale of associates	—	—	338	—
Other (expenses) income	(124)	(12)	(157)	7
Income before income tax	215	317	1,170	747
Income tax (expense) recovery
Current	(49)	(39)	(318)	(106)
Deferred	7	(36)	(46)	(67)
Net income	173	242	806	574
Non-controlling interest of others in operating subsidiaries	(102)	(171)	(396)	(449)
Net income attributable to partnership	$71	$71	$410	$125

Attributable to:
Limited partners	26	30	192	11
General partner	34	29	137	113
Non-controlling interest – redeemable partnership units held by Brookfield	11	12	81	1
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.06	$0.09	$0.59	$(0.04)
  Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2018 were 277.5 million and 276.9 million, respectively (2017 – 276.5 million and 264.6 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

For the three months ended Dec 31,			For the year ended Dec 31,
US$ millions, unaudited	2018	2017	2018	2017

Operating Activities
Net income	$173	242	$806	$574
Adjusted for the following items:
Share of losses (earnings) from associates, net of distributions	8	(11)	72	(52)
Depreciation and amortization expense	232	130	801	671
Mark-to-market on hedging items, provisions and other	42	(12)	99	90
Gain on sale of associate	—	—	(338)	—
Deferred tax (recovery) expense	(7)	36	46	67
Change in non-cash working capital, net	(72)	124	(124)	131
Cash from operating activities	376	509	1,362	1,481

Investing Activities
Investments, net of disposals:
Operating assets	(5,246)	(20)	(5,825)	(4,223)
Associates	2	(269)	1,228	(620)
Long-lived assets	(267)	(193)	(816)	(667)
Financial assets	(35)	28	(98)	(60)
Net settlements of foreign exchange contracts	24	(108)	(53)	(151)
Cash used by investing activities	(5,522)	(562)	(5,564)	(5,721)

Financing Activities
Distributions to limited and general partners	(233)	(208)	(919)	(794)
Net borrowings:
Corporate	416	412	4	1,020
Subsidiary	2,322	86	3,951	360
Preferred unit (repurchases) issuances	(1)	—	341	220
Repurchases of partnership units, net of issuances	(28)	4	(16)	992
Cash provided by non-controlling interest, net of distributions	2,071	(356)	1,057	2,016
Cash from (used by) financing activities	4,547	(62)	4,418	3,814

Cash and cash equivalents
Change during the period	$(599)	$(115)	$216	$(426)
Impact of foreign exchange on cash	(5)	(3)	(50)	14
Balance, beginning of period	1,144	492	374	786
Balance, end of period	$540	$374	$540	$374

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended Dec 31,		For the year ended Dec 31,
US$ millions, unaudited	2018	2017	2018	2017

Adjusted EBITDA
Utilities	$181	$205	$733	$738
Transport	173	179	682	694
Energy	107	70	328	281
Data Infrastructure	24	22	93	90
Corporate	(54)	(66)	(223)	(239)
Total	431	410	1,613	1,564

Financing costs	(121)	(106)	(444)	(434)
Other income	16	9	62	40
Funds from operations (FFO)	326	313	1,231	1,170

Depreciation and amortization	(185)	(187)	(758)	(726)
Deferred taxes and other items	(70)	(55)	(63)	(319)
Net income attributable to the partnership	$71	$71	$410	$125

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended Dec 31,		For the year ended Dec 31,
US$, unaudited	2018	2017	2018	2017

Earnings (loss) per limited partnership unit[1]	$0.06	$0.09	$0.59	$(0.04)
Add back or deduct the following:
Depreciation and amortization	0.47	0.47	1.92	1.92
Deferred taxes and other items	0.29	0.24	0.60	1.23
FFO per unit[2]	$0.82	$0.80	$3.11	$3.11
  Average number of limited partnership units outstanding on a time weighted average basis for the three and 12-month periods ended December 31, 2018 were 277.5 million and 276.9 million, respectively (2017 – 276.5 million and 264.6 million, respectively).
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12-month periods ended December 31, 2018 were 399.1 million and 395.4 million, respectively (2017 – 393.9 million and 376.8 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
US$ millions, unaudited	2018	2017

Assets
Operating groups
Utilities	$1,787	$3,290
Transport	3,627	4,116
Energy	2,817	1,806
Data Infrastructure	882	614
Corporate cash and financial assets	238	205
	$9,351	$10,031

Liabilities
Corporate borrowings	$1,993	$2,101
Other liabilities	929	926
	2,922	3,027
Capitalization
Partnership capital	6,429	7,004
	$9,351	$10,031

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's financial position.